Exhibit 99.1

RRSAT PROVIDING PLAYOUT AND UPLINK SERVICES FOR
NAT GEO MUSIC CHANNEL

Airport City Business Park, Israel – October 31, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced that it is providing its advanced playout and uplink services for Nat Geo Music Channel, the music channel brought to viewers by FOX International Channels.

Nat Geo Music joins over 130 TV channels making use of the state-of-the-art RRsat Playout Center with its automated, high capacity, 24/7 facility and a full range of end-to-end HD, SD and 3D content management and processing services.  Nat Geo Music transfers digital content using an advanced file accelerator directly into RRsat’s Media Asset Management system where it is decrypted, backed up, and archived for further use.  Other playout services employed for Nat Geo Music include graphic overlay, using the Miranda-ImageStore graphic system, and automated QC and digital scheduling.

The Nat Geo Music Channel is then encrypted, reencoded and uplinked to the RRsat MCPC platform on MEASAT-3a, a satellite reaching over 50 million pay-TV households in the Middle East, North Asia, South Asia, South East Asia, Australia/Oceana and parts of Africa.

Lior Rival, VP Sales and Marketing of RRsat said: “We are very excited to add another valuable customer such as Nat Geo Music to our growing list of play-out channels being played out from RRsat Playout Center’s state-of-the-art automated, high capacity, 24/7 facility. RRsat offers its customers a full range of advanced end-to-end solutions providing innovation while maintaining robust and reliable quality of service.”

“RRsat’s advanced media asset solutions result in efficient, robust, high quality performance,” said Victor Chan, Vice President of Broadcast Technical Operations at FOX International Channels Asia. “Their attention to our needs, in both playout and uplink services, combined with a high level of technological know-how, is why we chose RRsat to playout and deliver our channel.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About Nat Geo Music
In a celebration of culture, Nat Geo Music lets viewers explore the world’s vibrant cultures through music 24-hours a day and follow seasoned artists from all corners of the earth who have revolutionized music and bridged borders through sound alone.  Nat Geo Music delivers music videos from around the world, with short and long-form programming that puts music into context.  The channel is available in 6 million homes globally and in 1.25 million homes across Asia.

About FOX International Channels
FOX International Channels (FIC) is News Corporation’s international multi-media business. FIC develops, produce and distribute 300+ wholly- and majority-owned entertainment, factual, sports and movie channels across Latin America, Europe, Asia and Africa, in 37 languages.  These networks and their related mobile, non-linear and high-definition extensions, reach over 1 billion cumulative subscribing worldwide.  FIC also operates a global online advertising unit, .FOX (pronounced “dot-fox”) specialized in online video and display, and four TV production houses, in operation since August 14, 1993.

In Asia, FIC operates 26 channel brands including the FOX, STAR and National Geographic brands in 75 channel feeds across 13 markets, reaching more than 550 million cumulative subscribers in Asia Pacific and the Middle East.  For more information, please visit http://www.foxinternationalchannels.com.

Information in this press release concerning Nat Geo Music and MEASAT is based on information provided by Nat Geo Music and MEASAT and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com